Exhibit 99.1

James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street, Dublin 2 D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

20 August 2025
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Results for Announcement to the Market
James Hardie announced today its results for the 1st quarter and three months ended 30 June 2025 and has filed the following documents with the ASX:

•	Earnings Release
•	Management's Analysis of Results
•	Earnings Presentation
•	Condensed Consolidated Financial Statements
Copies of these documents are available on James Hardie’s investor relations website at
https://ir.jameshardie.com.au/financial-information/financial-results.

Yours faithfully

Joe Ahlersmeyer, CFA
Vice President, Investor Relations
This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA),
Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895